[Progressive logo]

6300 Wilson Mills Road
Mayfield Village, OH 44143 Telephone: 440 461-5000 progressive.com

May 17, 2011

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Progressive Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 1, 2011

File No. 001-09518

Dear Mr. Rosenberg:

I am writing in response to your letter dated May 5, 2011 to me.

Exhibit 13

The Progressive Corporation

2010 Annual Report to Shareholders

Management’s Discussion and Analysis of Financial Condition and Results of Operations

IV. Results of Operations – Investments

Fixed-Income Securities, page App.-A-58 Maturities

1. In our Management’s Discussion and Analysis on page App.-A-58, we disclose the credit quality ratings that are assigned to our fixed-income securities by Nationally Recognized Statistical Rating Organizations (NRSROs), including Moody’s Investor Services and Standard & Poor’s. Using the NRSRO credit quality ratings presents the users of our financial statements with independent ratings of the securities held in our portfolio. These independent ratings are an important part of our required discussion of qualitative information about the market risk of our investment portfolio.

We do not alter or independently evaluate the ratings that are provided by these NRSROs in our disclosures. We believe that the NRSRO rating information provides investors with an independent assessment of the overall quality of the securities held in our portfolio, and that such information enhances the comparability of our portfolio information with similar information provided by other public companies. While perhaps one could challenge the NRSROs ratings on any particular company or security, we believe that the aggregate information for the 600+ non-Treasury securities held in our fixed-income portfolio is considered to be meaningful to investors.

Moreover, in compiling the NRSRO rating information for our portfolio, we do not perform a security-by-security comparison of our assessment of a security’s attributes and/or issuer’s creditworthiness with the NRSRO rating of that security. We also do not assign an internal rating to our securities that would map to a credit rating provided by a NRSRO. In short, we do not seek to evaluate NRSRO ratings as part of our investment process, but simply report them as an additional data point that reflects an independent opinion on the quality of securities in our portfolio.

As part of our investment management, we do actively manage our fixed-income securities. Our process is to perform fundamental credit research on each non-Treasury bond we consider adding to our portfolio. The research we perform includes, but is not limited to, evaluating current levels and past trends in the following areas:

•	revenues, costs, and margins,

•	competitive pressures and pricing power,

•	financial and operating leverage,

•	balance sheet liquidity,

•	management quality and risk tolerance, and

•	the security’s position in the capital structure and its liquidity.

Similarly, in our municipal bond portfolio, we evaluate the fundamental credit strengths and weaknesses of general obligation and revenue bonds. For asset-backed securities (e.g., residential mortgage, auto loan receivables, and commercial mortgage-backed securities), we review the underlying collateral, issuer underwriting standards, cash flow structure of the deal, prepayment protection, and level of protection from losses relative to our estimate of future losses on the collateral for the security we are considering acquiring.

Once we have evaluated the identifiable risks associated with the fixed-income security, we consider the yield spread advantage it offers relative to a similar maturity treasury bond. If we feel we are fairly compensated for the risks we are assuming, we will try to add it to our portfolio. Our objective is to find securities where we are compensated as generously as possible relative to the risks inherent in the security we buy. Once we hold the security in our portfolio, we monitor the underlying credit fundamentals regularly and consider the current credit spreads relative to changes in the credit fundamentals. Based on this analysis, we decide to hold, add to, or sell our position. We also perform routine analysis, consistent with our critical accounting policies, to determine if any security should reflect an other-than-temporary impairment loss. We may consider, but do not rely upon, the credit rating assigned by the NRSROs when deciding to purchase, sell, hold, or impair a security.

It should be noted that we use the ratings provided by NRSROs, among other factors, when considering our internal investment guidelines and State insurance regulatory guidelines. To the extent we use specific NRSRO ratings for these purposes, we again use the ratings provided by the NRSROs on an unmodified basis.

In summary, we are not in a position to fully understand why a NRSRO has assigned a particular rating to a security and understand that the rating criteria used by the NRSRO may or may not coincide with the criteria used in our internal determination of a security’s value to us. While speculation on near term changes in NRSRO ratings of particular securities may influence security pricing in the market, it is not a primary reason in making investment decisions or in evaluating our portfolio holdings. Therefore, we do not try to reconcile our analysis of a security to the rating assigned by the NRSRO.

*        *        *         *

Please do not hesitate to contact me at 440-395-2001, or Chuck Jarrett, our Chief Legal Officer, at 440-395-3696, if you have further comments or questions. We recognize that this matter is specific to our investment portfolio and would be willing to make appropriate Progressive employees available to you if further explanation is necessary.

As requested in your letter, in connection with the foregoing, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Brian C. Domeck

Brian C. Domeck

Vice President and Chief Financial Officer

cc:	Glenn M. Renwick, Chief Executive Officer

Charles E. Jarrett, Chief Legal Officer

William M. Cody, Chief Investment Officer

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